Apex Farms Corp.

1105 Monterey Place

Wilmington, DE 19809

August 9, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Donald E. Field and Anne Parker

Re:	Apex Farms Corp.
Offering Statement on Form 1-A
Filed June 20, 2018
File No. 024-10856

Dear Mr. Field and Ms. Parker:

We hereby submit the responses of Apex Farms Corp. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated July 17, 2018, providing the Staff’s comments with respect to the Company’s Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Cover Page

1.	Please refer to the offering summary chart. It appears that the total maximum of the offering will be $1,000,000 not $5,000,000. Please revise.

Response: We have revised the offering summary chart to correctly state the maximum offering of $1,000,000.

Our Product, page 2

2.	We note your disclosure that the “global potential market for the Apex Vertical system is up to a 5 trillion-dollar agribusiness industry.” Please delete as you do not appear to have a reasonable basis for this projected market size given your recent formation and the development stage of your business. Please also delete similar disclosure on page 21.

Response: We have revised the Offering Statement to remove this disclosure.

Going Concern, page 3

3.	Please disclose your cash on hand as of the most recent practicable date. Please also disclose your monthly “burn rate” and the month you will run out of funds without additional capital.

Response: We have revised the Offering Statement to disclose the requested information.

U.S. Securities and Exchange Commission

August 9, 2018

Financial Statements

Genera, F-1

4.	Please file an amendment to your Form 1-A to include interim financial statements as of and for at least the first six months of your fiscal year. Refer to Instruction (3)(b) and (4) to Part F/S of Form 1-A.

Response: We have revised the Offering Statement to file interim financial statements as of and for the first nine months of our fiscal year.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (240) 453-6339 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Apex Farms Corp.

By:	/s/ Alexander Woods-Leo
Alexander Woods-Leo
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.